EXHIBIT 21.1

HAMPSHIRE GROUP, LIMITED

LIST OF SUBSIDIARIES AND THEIR COUNTRY OR STATE OF INCORPORATION/ORGANIZATION

AS OF DECEMBER 31, 2014

Name of Subsidiary	State/Country of Incorporation or Organization	Percentage of Voting Securities Owned by Immediate Parent

Hampshire Brands, Inc. (formerly Hampshire Designers, Inc.)	Delaware	100%
Keynote Services, Limited	Hong Kong	100%
Scott James, LLC	Delaware	100%
Hampshire Sub II, Inc. (formerly Item-Eyes, Inc.)	Delaware	100%
SB Corporation	Delaware	100%
Hampshire Sub, Inc. (formerly Shane Hunter, Inc.)	Delaware	100%
Marisa Christina, Incorporated	Delaware	100%
Marisa Christina Apparel, Inc.	Delaware	100%
C.M. Marisa Christina (H.K.), Limited	Hong Kong	100%
Hampshire International, LLC	Delaware	100%
Rio Garment S.A.	Honduras	50%*

*The remaining 50% of the voting securities of Rio Garment S.A. are owned directly by Hampshire Group, Limited. The sale of the stock of Rio Garment S.A. was completed on September 15, 2015.